SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lexington Realty Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.0001 per share
(Title of Class of Securities)

529043101
(CUSIP Number)

Joseph Macnow
Executive Vice President – Finance and Chief Administrative Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

September 13, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

Page 1 of 11 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 529043101	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vornado Realty Trust 22-1657560
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

18,468,969
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

18,468,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,468,969
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (real estate investment trust)

(1)           Based upon 216,379,335 Common Shares outstanding on August 5, 2013, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended June 30, 2013.

Page 2 of 11 Pages

CUSIP No. 529043101	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vornado Realty L.P. 13-3925979
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

18,468,969
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

18,468,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,468,969
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)           Based upon 216,379,335 Common Shares outstanding on August 5, 2013, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended June 30, 2013.

Page 3 of 11 Pages

CUSIP No. 529043101	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vornado LXP LLC 26-3608795
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

9,148,946
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,148,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,148,946
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)

(1)           Based upon 216,379,335 Common Shares outstanding on August 5, 2013, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended June 30, 2013.

Page 4 of 11 Pages

CUSIP No. 529043101	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vornado Newkirk L.L.C. 22-3594286
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)

(1)           Vornado Newkirk L.L.C., a wholly-owned subsidiary of Vornado Realty L.P., beneficially owns 1,359,684 Common Shares which represents 0.6% of the Common Shares of Lexington Realty Trust based upon 216,379,335 Common Shares outstanding on August 5, 2013, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended June 30, 2013.

Page 5 of 11 Pages

CUSIP No. 529043101	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VNK L.L.C. 52-2412511
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER(1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)

(1)           VNK L.L.C., a wholly-owned subsidiary of Vornado Realty L.P., beneficially owns 950,439 Common Shares which represents 0.4% of the Common Shares of Lexington Realty Trust based upon 216,379,335 Common Shares outstanding on August 5, 2013, as reported by Lexington Realty Trust on the cover page of its Form 10-Q for the period ended June 30, 2013.

Page 6 of 11 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Vornado Realty Trust, a Maryland real estate investment trust, Vornado Realty L.P., a Delaware limited partnership, Vornado LXP LLC, a Delaware limited liability company, Vornado Newkirk L.L.C., a Delaware limited liability company and VNK L.L.C., a Delaware limited liability company on November 3, 2008 (the “Schedule 13D”), relating to the Common Shares of Beneficial Interest of Lexington Realty Trust, a Maryland real estate investment trust (the “Issuer”), par value $0.0001 per share (“Common Shares”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is amended only with respect to those items listed below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing Schedule I thereto with Schedule I hereto.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 13, 2013, Mr. Clifford Broser, Senior Vice President of Vornado Realty Trust, resigned as a Trustee of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph under Item 5 and replacing it with the following information:

(a) and (b). See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2, 3, 4, 5 and 6 of this Amendment, which are incorporated in this Item 5 by reference.

Page 7 of 11 Pages

SCHEDULE I

The following is a list of trustees and executive officers of Vornado Realty Trust, their residence or business address, their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.  All of the individuals listed below are citizens of the United States.

Name	Residence or Business Address	Present Principal Occupation or Employment

Steven Roth (Trustee of Vornado)	Vornado Realty Trust 888 Seventh Avenue New York, New York 10019
Chairman of the Board and Chief Executive Officer of Vornado, 888 Seventh Avenue, New York, New York 10019; Managing General Partner of Interstate Properties (“Interstate”), an owner of shopping centers and an investor in securities and partnerships, c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019; Chief Executive Officer of Alexander’s Inc. since March 1995, a Director since 1989, and Chairman since May 2004, c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Candace K. Beinecke (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Chairperson of Hughes Hubbard & Reed LLP, One Battery Park Plaza New York, New York 10004-1482.

Michael D. Fascitelli (Trustee of Vornado)	Vornado Realty Trust (see address above)	Trustee of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Robert P. Kogod (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Charles E. Smith Management LLC, a private investment firm, 2345 Crystal Dr. Ste. 1101, Arlington, VA 22202 (11th Floor).

Michael Lynne (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Principal of Unique Features, a motion picture company, 888 Seventh Avenue, New York, New York 10019 (Suite 1601).

David M. Mandelbaum (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Member of the law firm of Mandelbaum & Mandelbaum, P.C., 80 Main Street, West Orange, New Jersey 07052; a general partner of Interstate (see details above).

Ronald G. Targan (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Malt Products Corporation of New Jersey, a producer of malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.

Daniel R. Tisch (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Managing Member of TowerView LLC, a private investment partnership, 500 Park Avenue, New York, New York 10022.

Richard R. West (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Dean Emeritus, Leonard N. Stern School of Business, New York University, Henry Kaufman Management Center, 44 West Fourth Street, New York, New York 10012.

Russell B. Wight, Jr. (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	A general partner of Interstate (see details above).

Michael J. Franco	Vornado Realty Trust (see address above)	Executive Vice President--- Co-Head of Acquisitions and Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

David R. Greenbaum	Vornado Realty Trust (see address above)	President of the New York Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Joseph Macnow	Vornado Realty Trust (see address above)	Executive Vice President---Finance and Chief Administrative Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 8 of 11 Pages

Robert Minutoli	Vornado Realty Trust (see address above)	Executive Vice President---Retail of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Mitchell N. Schear	Vornado Realty Trust (see address above)	President of Vornado/Charles E. Smith L.P. (Washington, DC division) of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Wendy Silverstein	Vornado Realty Trust (see address above)	Executive Vice President---Co-Head of Acquisitions and Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Stephen Theriot	Vornado Realty Trust (see address above)	Chief Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:	September 13, 2013

VORNADO REALTY TRUST

By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President – Finance, Chief Administrative Officer

VORNADO REALTY L.P.

By:	Vornado Realty Trust, its general partner

	By:	/s/ JOSEPH MACNOW
		Name:	Joseph Macnow
		Title:	Executive Vice President – Finance Chief Administrative Officer

VORNADO LXP LLC

By:	Vornado Realty L.P., its sole member

	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance Chief Administrative Officer

Page 10 of 11 Pages

VNK L.L.C.

By:	Vornado Realty L.P., its sole member

	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance Chief Administrative Officer

VORNADO NEWKIRK L.L.C.

By:	Vornado Realty L.P., its sole member

	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance Chief Administrative Officer

Page 11 of 11 Pages